Exhibit 12.1

Advanstar Communications Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency

In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	December 31,
(in thousands)	2006	2005	2004	2003	2002
	(unaudited)		(unaudited)
			(As Adjusted)
Earnings before fixed charges:

Loss from continuing operations before income taxes and cumulative effect of accounting change	$(33,440)	$(37,311)	$(36,515)	$(62,308)	$(59,048)
Portion of rents representative of interest factor	2,366	2,348	3,021	2,420	2,334
Interest on indebtedness	52,941	61,582	70,523	58,641	51,714
Earnings (loss) before fixed charges	$21,867	$26,619	$37,029	$(1,247)	$(5,000)

Fixed charges:

Portion of rents representative of interest factor	2,366	2,348	3,021	2,420	2,334
Interest on indebtedness	52,941	61,582	70,523	58,641	51,714
Total fixed charges	$55,307	$63,930	$73,544	$61,061	$54,048

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(33,440)	$(37,311)	$(36,515)	$(62,308)	$(59,048)